Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of the Hawaiian Tax-Free Trust (the "Trust") was held on September 15, 2004. The holders of shares representing 80% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

Number of  Votes:

Trustee			For			Withheld

Thomas W. Courtney	50,588,674		   227,688
Richard W. Gushman, II	50,552,125		   264,236
Diana P. Herrmann		50,615,791		   200,570
Stanley W. Hong		50,482,350		   334,012
Theodore T. Mason		50,615,560		   200,801
Russell K. Okata		50,146,502		   669,860
Douglas Philpotts		50,552,277		   264,084
Oswald K. Stender		50,428,442		   387,920

2. To ratify the selection of KPMG LLP as the Trust's independent auditors.

Number of  Votes:

For				Against		Abstain

50,100,013			130,176		586,172